Exhibit 99.1



For immediate release

Alcon Confirms That Carl Zeiss Meditec AG Will Tender All WaveLight AG Shares

HUENENBERG, Switzerland – September 7, 2007- Alcon, Inc. (NYSE:ACL) confirmed today that Carl Zeiss Meditec AG, which owns approximately a five percent stake in WaveLight AG, issued a press release earlier today indicating Zeiss will tender all of its WaveLight shares to Alcon at the EUR 15.00 per share tender offer price.

Alcon's offer of EUR 15.00 per WaveLight share represents a 100 percent premium on the one-month (EUR 7.49), and a 118 percent premium on the three-month (EUR 6.88), volume weighted average stock exchange price as of the publication of the decision to launch the tender offer on July 16, 2007. Alcon's offer has been endorsed by WaveLight's Executive Committee and Supervisory Board who deemed the offer to be "very attractive."

"Since Alcon is the sole bidder for WaveLight, and has the support of their Executive Committee and Supervisory Board, I encourage Wavelight shareholders to tender their shares prior to September 11 in order to secure the very attractive financial premium our offer provides," said Cary Rayment, Alcon's chairman, president and chief executive officer.

For more information on the takeover offer, please visit our transaction homepage http://www.alconrefractiveacq.de or call our toll-free hotline 0800-5398222 (Germany).

About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Legal disclaimer: This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Alcon
Doug MacHatton
Investor Relations
(001) 817-551-8974
doug.machatton@alconlabs.com

www.alcon.com